Prospectus Supplement No. 2
Filed pursuant to Rules 424(b)(3)
Registration Statement No. 333-129412

Prospectus Supplement No. 2 dated January 3, 2006

(to the Prospectus dated November 15, 2005)

66,628,217 Shares of Common Stock

This prospectus supplement should be read in conjunction with the prospectus dated November 15, 2005, as supplemented and amended by Supplement No. 1 dated November 15, 2005 (the “Prospectus”), relating to the offer and sale from time to time by the selling shareholders identified in the Prospectus of up to 66,628,217 shares of the common stock of DrugMax, Inc. We will not receive any of the proceeds from the sale of the common stock being sold by the selling shareholders.

On December 30, 2005, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K, wherein we disclosed the sale of certain assets related to our wholesale pharmaceutical distribution business located in New Castle, Pennsylvania by Valley Drug Company, one of our wholly-owned subsidiaries, to Rochester Drug Cooperative, as well as the entry into certain other agreements related thereto.

Selling Shareholders

The following table sets forth the common stock ownership of the selling shareholders as of December 29, 2005, including the number of shares of common stock issuable to the selling shareholders upon the exercise of options and warrants held by the selling shareholders. Other than as set forth in the following table, the selling shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares, which the selling shareholder has the right to acquire within 60 days. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent. As of  December 29, 2005, there were 65,755,686 shares of common stock issued and outstanding.

The Company may amend or supplement this Prospectus, from time to time, to update the disclosures set forth in the following table. Because the selling shareholders identified in the table may sell some or all of the shares owned by them which are included in this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, other than the lock up and registration rights agreement discussed in the Prospectus, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders upon termination of this offering. Therefore, the Company has assumed for the purposes of the following table that the selling shareholders will sell all of the shares owned beneficially by them that are covered by this Prospectus but not any shares owned by them that are not covered by this Prospectus.

The Selling Shareholder table is hereby amended in its entirety to read as follows:

Name of selling security holder	Shares of Common Stock Included in Prospectus (1)	Number of Shares Beneficially Owned Before Offering	Percentage of Common Stock Owned Before the Offering	Beneficial Ownership After the Offering	Percentage of Common Stock Owned After Offering
MedCap Partners, L.P. (2)	11,713,667	7,809,111	11.88%	0	0
MedCap Master Fund, L.P. (3)	1,301,833	1,489,390	2.25%	0	0
Brookbend & Co., nominee for Janus Venture Fund (4)	9,150,000	6,100,000	9.31%	0	0
Third Point Partners L.P. (5)	967,500	967,500	*	0	0
Third Point Partners Qualified L.P. (6)	427,500	427,500	*	0	0
Third Point Offshore Fund, Ltd. (7)	4,777,500	3,281,209	4.99%	0	0
Third Point Ultra Ltd. (8)	352,500	352,000	*	0	0
BTG Investments, LLC (9)	4,893,709	3,281,209	4.99%	0	0
Cooper Family Trust Dated 8/1/04	19,523	19,523	*	0	0
Arnold Kraus and Barbara Kraus Trustees FBO The Kraus Family Trust dated 10/19/98	32,538	32,538	*	0	0
William Gordon McBean	65,076	65,076	*	0	0
Jeffrey M. Ng	32,538	32,538	*	0	0
Roth Family Trust dated 8/27/03	65,076	65,076	*	0	0
J&V Schimmelpfennig Family Trust	32,538	32,538	*	0	0
Robert Louis Stephenson	32,538	32,538	*	0	0
John Weber	32,538	32,538	*	0	0
SF Capital Partners Ltd. (10)	3,906,000	3,281,209	4.99%	0	0
Trustman C/O STI Classic Small Cap Growth Fund (11)	3,904,500	3,281,209	4.99%	0	0
Prism Offshore Fund, Ltd. (12)	1,992,750	1,992,750	3.00%	0	0
Prism Partners QP, LP (13)	619,200	619,200	*	0	0
Prism Partners, LP (14)	1,138,050	1,138,050	1.72%	0	0
Zeke, L.P.(15)	2,602,500	2,602,500	3.91%	0	0
Midsummer Investment, LTD.(16)	2,737,369	2,737,369	4.11%	0	0
Bear Stearns Securities Corp. FBO Custodian J. Steven Emerson IRA II (17)	1,953,000	1,953,000	2.94%	0	0
Islandia L.P.(18)	1,825,036	1,825,036	2.75%	0	0
MicroCapital Fund LP(19)	1,050,000	1,050,000	*	0	0
Micro Capital Fund, Ltd.(20)	450,000	450,000	*	0	0
Straus Partners L.P. (21)	716,100	716,100	*	0	0
Straus-GEPT Partners L.P.(22)	585,900	585,900	*	0	0
Lazarus Investment Partners LLLP (23)	1,302,000	1,302,000	1.96%	0	0
SRB Greenway Capital (QP), L.P. (24)	789,000	789,000	1.19%	0	0
SRB Greenway Capital, L.P. (25)	113,100	113,100	*	0	0
SRB Greenway Offshore Operating Fund, L.P. (26)	73,650	73,650	*	0	0
GRT Healthcare Offshore Ltd. (27)	303,600	303,600	*	0	0
GRT Healthcare, L.P. (28)	477,900	477,900	*	0	0
Heller Capital Investments, LLC (29)	525,000	525,000	*	0	0
Clarion Capital Corporation (30)	390,456	390,456	*	0	0
Meadowbrook Opportunity Fund LLC (31)	390,000	390,000	*	0	0
Bristol Investment Fund, Ltd. (32)	375,678	375,678	*	0	0
Diamond Opportunity Fund, LLC (33)	325,500	325,500	*	0	0
Nite Capital, L.P.(34)	260,302	260,302	*	0	0
Magnetar Capital Master Fund, Ltd.(35)	3,564,000	3,281,209	4.99%	0	0
The Crown Advisors #5 (36)	120,000	120,000	*	0	0
The Crown Advisors #3 (36)	75,000	75,000	*	0	0
Crown Investment Partners, LP (37)	166,052	166,052	*	0	0

*	Less than 1%

(1)
Includes of all of the shares issuable upon the exercise of the warrants. The selling shareholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(2)	C. Fred Toney may be deemed to be the control person of the shares owned by such entity.
(3)	C. Fred Toney may be deemed to be the control person of the shares owned by such entity.
(4)	William H. Bales may be deemed to be the control person of the shares owned by such entity.
(5)
Daniel S. Loeb the Managing Member of Third Point Advisors, LLC which is the General Partner of Third Point Partners Qualified L.P. may be deemed to be the control person of the shares held by Third Point Partners Qualified L.P.

(6)
Daniel S. Loeb, the Managing Member of Third Point Advisors, LLC which is the General Partner of Third Point Partners  L.P. may be deemed to be the control person of the shares held by Third Point Partners  L.P.

(7)	Daniel S. Loeb, Director of Third Point Offshore Fund, Ltd. may be deemed to be the control person of the shares held by such entity.
(8)	John Banks, Director of Third Point Ultra Ltd. may be deemed to be the control person of the shares held by such entity.
(9)	Gordon J. Roth and Byron C. Roth may be deemed to be the control persons of the shares owned by such entity.
(10)	Michael A. Roth and Brian J. Stark may be deemed to be the control persons of the shares owned by such entity.
(11)	Mark Garfinkel may be deemed to be the control person of the shares owned by such entity.
(12)	Charles Jobson, Managing Member, Delta Partners, LLC, Investment Manager may be deemed to be the control person of the shares owned by such entity.
(13)
Charles Jobson, Managing Member, Delta Partners, LLC, Investment Manager, Managing Member, Delta Investment Partners, LLC, General Partner, may be deemed to be the control person of the shares owned by such entity.

(14)
Charles Jobson, Managing Member, Delta Partners, LLC, Investment Manager, Managing Member, Delta Advisors, LLC, General Partner, may be deemed to be the control person of the shares owned by such entity.

(15)	Edward N. Antoian may be deemed to be the control person of the shares owned by such entity.
(16)
Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(17)	J. Steven Emerson may be deemed to be the control person of the shares owned by such entity.
(18)	Richard O. Berner, Edgar R. Berner and Thomas R. Berner may be deemed the control persons of the shares owned by such entity.
(19)	Chris A. Jarrous may be deemed to be the control person of the shares owned by such entity.
(20)	Chris A. Jarrous may be deemed to be the control person of the shares owned by such entity.
(21)	Melville Straus may be deemed to be the control person of the shares owned by such entity.
(22)	Melville Straus may be deemed to be the control person of the shares owned by such entity.
(23)	Justin Borus may be deemed to be the control person of the shares owned by such entity.
(24)	Steven R. Becker may be deemed to be the control person of the shares owned by such entity.
(25)	Steven R. Becker may be deemed to be the control person of the shares owned by such entity.
(26)	Steven R. Becker may be deemed to be the control person of the shares owned by such entity.
(27)	Timothy A. Krockuk, the Managing Member of GRT Capital Partners, LLC may be deemed to be the control person of the shares owned by GRT Healthcare Offshore Ltd.
(28)
Timothy A. Krockuk, the Managing Member of GRT Capital Partners, LLC, which is the Managing Member of GRT Health Care GP, LLC, which is the General Partner of GRT Healthcare, LP. may be deemed to be the control person of the shares owned by GRT Healthcare Offshore Ltd.

(29)	Ronald I. Heller may be deemed to be the control person of the shares owned by such entity.
(30)	Morton A. Cohen may be deemed to be control person of the shares owned by such entity.
(31)	Michael Ragins may be deemed to be control person of the shares owned by such entity.
(32)
Paul Kessler, as manager of Bristol Capital Advisors, LLC, the investment manager to Bristol Investment Funds, Ltd. has voting and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of the securities held by Bristol Investment Fund, Ltd.

(33)	David Hoken in his capacity as Manager of Diamond Opportunity Fund, LLC may be deemed to be control person of the shares owned by such entity. Mr. Hoken disclaims beneficial ownership of these shares.
(34)	Keith Goodman, Manager of the General Partner, may be deemed to be control person of the shares owned by such entity. Mr. Goodman disclaims beneficial ownership of these shares.
(35)	Alec Libowitz, the control person of Magnetar Capital Partners, LLC, has a controlling interest in Magnetar Financial, LLC, the investment advisor to Magnetar Capital Master Fund Ltd.
(36)	Chris Pauli, President of the Crown Advisor, LLC, may be deemed the control person of the shares owned by such entity.
(37)	Chris Pauli, Managing Member of the General Partner, may be deemed the control person of the shares owned by such entity.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Supplement No. 2 supersedes the information contained in the Prospectus.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 2 of the Prospectus dated November 15, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 2 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is January 3, 2006.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 27, 2005

DrugMax, Inc.
(Exact name of registrant as specified in its charter)

STATE OF NEVADA	1-15445	34-1755390
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

312 Farmington Avenue
Farmington, CT 06032-1968
(Address of principal executive offices)

Registrant’s telephone number, including area code: (860) 676-1222

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

As previously announced, on December 22, 2005, Valley Drug Company, a wholly owned subsidiary of DrugMax, Inc. (the “Company”), entered into an Asset Purchase Agreement to sell certain assets related to its wholesale pharmaceutical distribution business located in New Castle, Pennsylvania to Rochester Drug Cooperative, Inc. (“RDC”). On December 27, 2005, the transactions contemplated by the Asset Purchase Agreement were closed.

As described in the Company’s third quarter 2005 financial statements filed on Form 10Q, the Company determined that it would sell certain assets of its wholesale drug distribution business and discontinue the operations conducted out of its New Castle, Pennsylvania facility and the operations previously conducted out of the St Rose, Louisiana facility related to distribution to independent pharmacies. Consequently, the revenues, operating expenses and other non-operating costs for these operations were reported as discontinued operations in the Company’s third quarter 2005 financial statements filed on Form 10Q. Included in the loss from discontinued operations as reported in the third quarter is an estimated loss on disposal of $3.8 million. The Company has not yet determined the amount of the loss to be ultimately realized upon completion of this transaction but currently does not expect it to be materially higher than the $3.8 million reported. However, any change to the previously reported loss on disposal is expected to be reflected in the loss from discontinued operations for the fiscal year ending December 31, 2005.

Pursuant to the Asset Purchase Agreement, a copy of which is attached hereto, RDC acquired select assets from Valley Drug Company, including a customer list, fixtures and equipment located in the Company’s New Castle, Pennsylvania facility. RDC assumed certain property leases, customer contracts and other miscellaneous contracts. The total purchase price for these select assets is $655,000, of which $405,000 was received by the closing and $250,000 is required to be paid if and when the Pennsylvania Industrial Development Authority (PIDA) consents to the assignment of the lease for the New Castle facility to RDC, as discussed below.

 In addition, RDC has agreed to assist the Company with the collection of customer accounts receivable associated with the purchased customer list which was transferred to RDC at closing. Further, in order to maximize asset value, the Company will allocate Valley Drug Company’s pharmaceutical inventory to the Company’s Familymeds pharmacies and into its direct-to-physician sales business. As previously stated, the Company intends to continue with that portion of the wholesale distribution business related to the distribution of pharmaceuticals directly to physicians and medical clinics. The total estimated inventory to be allocated is approximately $7.8 million. This inventory was reflected as held for sale in the third quarter balance sheet. Proceeds from the transaction and amounts realized from the collection of accounts receivable and sale of inventory will be used to decrease the Company’s borrowings under its senior credit facility with Wells Fargo Retail Finance, LLC.

Further, in connection with the sale of these assets, the Company and its landlord, Becan Development LLC, agreed to amend the lease for the New Castle, Pennsylvania facility pursuant to the Amendment No. 1 to Lease attached hereto. The amendment provides that the term of the lease be 5 years, commencing December 21, 2005, with 2 additional 5-year options for renewal, and provides an option to purchase the premises from the landlord. RDC has agreed to enter into a lease assignment and assumption agreement for the amended New Castle lease contingent upon the Company and the landlord securing consents from the Pennsylvania Industrial Development Authority (PIDA) to such assignment. Until such time as the consents are obtained, the parties have agreed to operate under a sublease agreement, in the form attached hereto. The Company’s obligation under the lease was approximately $200,000 annually.

The foregoing summaries are qualified in their entirety by reference to the Asset Purchase Agreement, Amendment No. 1 to Lease, and the Sublease, all of which are attached hereto.

Item 2.01 Completion of Acquisition or Disposition of Assets.

See Item 1.01 above.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Exhibit Description

10.1	Asset Purchase Agreement between Valley Drug Company and Rochester Drug Cooperative dated December 22, 2005
10.2	Amendment No. 1 to Lease by and between Valley Drug Company and Becan Development, LLC dated December 22, 2005
10.3	Sublease between Valley Drug Company, Rochester Drug Cooperative and Becan Development, LLC dated December 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

DRUGMAX, INC.

By:	/s/ Edgardo A. Mercadante
Edgardo A. Mercadante,
Chief Executive Officer and President

Date: December 30, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

10.1	Asset Purchase Agreement between Valley Drug Company and Rochester Drug Cooperative dated December 22, 2005
10.2	Amendment No. 1 to Lease by and between Valley Drug Company and Becan Development, LLC dated December 22, 2005
10.3	Sublease between Valley Drug Company, Rochester Drug Cooperative and Becan Development, LLC dated December 27, 2005

Exhibit 10.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and between

VALLEY DRUG COMPANY

and

ROCHESTER DRUG COOPERATIVE, INC.

dated as of

December 22, 2005

TABLE OF CONTENTS

Page(s)

2. Purchase and Sale.	4

2.1. Purchase and Sale of Assets.	4
2.2. Excluded Assets.	4
2.3. Method of Conveyance.	5
2.4 Assumed Obligations.	5
2.5. Excluded Obligations.	5
2.6. Lease Amendment; Sublease.	6

3. Purchase Price.	6

3.1 Purchase Price.	6
3.2. Payment of Purchase Price.	6

4. Allocation of Purchase Price.	6

5. Representations and Warranties of Seller.	6

5.1. Corporate Organization.	7
5.2. Authorization.	7
5.3. No Violation.	7
5.4. Brokers and Finders.	7
5.5. Condition of Tangible Assets.	8
5.6. [Intentionally Omitted].	8
5.7. Absence of Specified Changes.	8
5.8. Title to Assets; Encumbrances.	8
5.9. Personal Property Leases.	8
5.10. Contracts and Commitments.	8
5.11. Litigation, Judgments and Decrees.	9
5.12. Consents and Approvals of Governmental Authorities and Others.	9
5.13 Compliance With Law; Necessary Authorizations.	9

6. Representations and Warranties of Buyer.	10

6.1. Organization.	10
6.2. Authorization.	10
6.3. No Violation.	10
6.4. Brokers and Finders.	11
6.5. Consents and Approvals of Governmental Authorities and Others.	11

-i-

7. Covenants Prior to Closing.	11

7.1 Seller’s Covenants.	11
7.2. Buyer’s Covenants.	12
7.3. Risk of Loss.	13

8. Conditions to Closing.	14

8.1. Conditions to Seller’s Obligations to Close.	14
8.2. Conditions to Buyer’s Obligation to Close.	14

9. Closing.	15

9.1. Closing and Closing Date.	15
9.2. Seller’s Closing Documents.	15
9.3. Buyer’s Closing Documents.	15

10. Post-Closing Covenants.	16

10.1. Consummation of Transactions: Further Assurances.	16
10.2. Payments Due to Other Party.	16
10.3. Post-Closing Access.	16
10.4. Post-Closing Employment.	17
10.5 Buyer Post-Closing Covenants	17
10.6. Assignment and Assumption of Real Property Lease.	18

11. Survival of Representations and Warranties; Indemnification.	18

11.1. Survival of Representations and Warranties.	18
11.2. Indemnification by Buyer.	18
11.3. Buyer’s Maximum Liability.	19
11.4. Indemnification by Seller.	19
11.5. Seller’s Maximum Liability.	19
11.6. Indemnification Procedure.	19
11.7. Remedies Exclusive.	20
11.8. Successors.	20

-ii-

12. Miscellaneous Provisions.	20

12.1. Public Announcements.	20
12.2. Dispute Resolution.	21
12.3. Construction.	21
12.4. Amendment.	21
12.5. Waiver of Compliance.	22
12.6. Expenses.	22
12.7. Notices.	22
12.8. Binding Effect; Assignment.	23
12.9. Governing Law.	23
12.10. Counterparts.	23
12.11. Headings.	23
12.12. Entire Agreement.	23
12.13. Third Parties.	24
12.14. Severability.	24
12.15. Termination.	24

-iii-

Exhibit A:	Form of Lease Amendment
Exhibit B:	Form of Sublease
Exhibit C:	Allocation of Purchase Price
Exhibit D:	Form of General Assignment and Bill of Sale
Exhibit E:	Form of Assumption Agreement
Exhibit F:	Form of Assignment and Assumption of Lease

-iv-

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (as it may be amended from time to time, this “Agreement”) is made as of December 22, 2005, by and between VALLEY DRUG COMPANY d/b/a Valley Drug North, a Ohio corporation having its principal place of business in New Castle, Pennsylvania (“Seller”), and ROCHESTER DRUG COOPERATIVE, INC., a New York corporation having its principal place of business in Rochester, New York (“Buyer”).

WHEREAS, among other things, Seller is engaged in, from its facility at 209 Green Ridge Road, New Castle, Pennsylvania (the “Facility”), the wholesale pharmaceutical products distribution business (the “Business”);

WHEREAS, Buyer desires to purchase from Seller certain of the assets of the Business, and assume certain of Seller’s obligations and liabilities associated with the Business, and Seller desires to sell such assets to Buyer and have Buyer assume such obligations and liabilities, all in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, representations, warranties and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereby agree as follows:

1. Certain Definitions.

For purposes of this Agreement, the following terms shall have the following meanings:

1.1 “Accounts Receivable” all trade accounts receivable of Seller relating to the Business and existing on the Closing Date.

1.2 “Action” shall mean any action, claim, dispute, proceeding, suit or investigation of any nature whatsoever, or any appeal therefrom.

1.3 “Approval” shall mean any approval, authorization, consent, certificate, license, qualification, franchise, concession, order, grant or permit of or by, or declaration, filing or registration with, any Governmental Authority or other Person.

1.4 “Assets” shall have the meaning given to that term in Section 2.1.

1.5 “Assigned Contracts” shall have the meaning given to that term in Section 2.1(e).

1.6 “Assumed Obligations” shall have the meaning given to that term in Section 2.4.

1.7 “Authorized Distribution Agreement” means all agreements between Seller and pharmaceutical product suppliers.

1.8 “Business” shall have the meaning given to that term in the first Whereas clause hereof.

1.9 "Closing” shall have the meaning given to that term in Section 9.1.

1.10 “Closing Date” shall have the meaning given to that term in Section 9.1.

1.11 “Collection Period” shall have the meaning given to that term in Section 10.5(a).

1.12 “Customer Data” shall have the meaning given to that term in Section 2.1(c).

1.13 “Customers” means those customers of Seller identified in the Customer Data.

1.14 “Damages” shall mean any claim, loss, deficiency, Liability, fine, charge, assessment, penalty, reasonable cost or expense (including reasonable attorneys’ fees, costs and expenses) or other damage.

1.15 “Disclosure Schedule” shall mean the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement. Each matter set forth in the Disclosure Schedule (or any agreement, instrument or other documents specifically referenced in the Disclosure Schedule) shall be arranged in numbered paragraphs corresponding to the numbered sections of this Agreement and shall be deemed to qualify the specific numbered sections of this Agreement to which such sections of the Disclosure Schedule correspond (or to which they are cross-referenced).

1.16 “Equipment” shall have the meaning given to that term in Section 2.1(a).

1.17 “Excluded Assets” shall have the meaning given to that term in Section 2.2.

1.18 “Facility” shall have the meaning set forth in the First Whereas clause.

1.19 "Governmental Authority” shall mean any foreign, federal, state, local or other governmental, administrative or regulatory entity, authority, body, agency, court, instrumentality, tribunal or similar Person.

1.20 "Holdback" shall have the meaning set forth in Section 3.2.

1.21 “Knowledge” with respect to Seller shall mean the actual knowledge of an officer of Seller.

1.22 “Landlord” shall have the meaning set forth in Section 2.6.

1.23 “Laws” shall mean all ordinances, statutes, rules, regulations, codes, judgments, orders, injunctions, writs or decrees of any governmental or political subdivision, Governmental Authority or agency thereof, or any court or similar body established by any such governmental or political subdivision, Governmental Authority or agency thereof.

1.24 “Lease Amendment” shall have the meaning set forth in Section 2.6.

1.25 “Liability” shall mean any debt, liability, commitment or obligation of any kind, character or nature whatsoever, whether known or unknown, secured or unsecured, accrued, fixed, absolute or contingent, and whether due or to become due.

1.26 “Lien” shall mean any lien, statutory lien, pledge, mortgage, security interest, charge, encumbrance, easement, right of way, restrictive covenant, claim, option, conditional sale contract or other title or interest retention agreement of any kind or nature whatsoever, including any lease, escrow, security or other deposit, right of redemption, chattel mortgage or collateral security arrangement.

1.27 “Losses” shall have the meaning given to that term in Section 11.2.

1.28 “Motor Vehicles” shall have the meaning given to that term in Section 2.1(b).

1.29 “Ordinary Course” shall mean any transaction that constitutes a normal day-to-day business activity of Seller in connection with the Business, conducted in a commercially reasonable and businesslike manner and consistent with Seller’s past practices.

1.30 “Person” shall mean a corporation, association, general or limited partnership, limited liability company, limited liability partnership, organization, business, joint venture, individual, sole proprietorship, government or political subdivision thereof or a governmental agency.

1.31 “Personal Property Leases” shall have the meaning given to that term in Section 2.1(e).

1.32 “Preliminary Customer Data” shall have the meaning given to that term in Section 7.2(f).

1.33 Real Property Lease” means that certain commercial lease of the Facility dated January 1, 2004, between Becan Development LLC, as landlord, and Seller, as tenant.

1.34 Representative” with respect to any Person shall mean any employee, officer, director, stockholder, partner, accountant, attorney, investment banker, broker, finder, investor, contractor, subcontractor, consultant or other authorized agent or representative of such Person.

1.35 “Sublease” shall have the meaning set forth in Section 2.6.

1.36 "Tax” shall mean any foreign, federal, state or local income, gross receipts, license, severance, occupational, premium, environmental (including taxes under Code Section 59A), customs, duties, profits, disability, registration, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other tax, fee or imposition of any kind whatsoever imposed by a Governmental Authority, including any interest, penalties, additions, assessments or deferred liability with respect thereto, whether disputed or not, and any Tax obligations arising as a result of a Person’s failure to qualify or become authorized to do business as a foreign corporation in any jurisdiction.

1.37 "Transfer” shall mean transfer, sell, convey, assign or deliver.

1.38 "Transfer Taxes” shall have the meaning given to that term in Section 2.3(c).

2. Purchase and Sale.

2.1. Purchase and Sale of Assets.

On the terms of and subject to the conditions set forth in this Agreement and on the basis of the representations, warranties, covenants and agreements herein contained, at the Closing (as hereinafter defined), Seller agrees to Transfer to Buyer, and Buyer agrees to purchase from Seller and accept delivery of, all of Seller’s right, title and interest in and to the following assets, which are used in connection with the Business, other than the Excluded Assets (as hereinafter defined), all as the same shall exist as of the date hereof (collectively, the “Assets”):

(a) all items of warehouse machinery, equipment and computer hardware owned by Seller in connection with the Business and located at the Facility (collectively, the “Equipment”), that are set forth on Schedule 2.1(a); and

(b) those motor vehicles owned by Seller and used in connection with the Business (collectively, the “Motor Vehicles”) that are set forth on Schedule 2.1(b); and

(c) those certain customer lists and related customer data now owned by Seller and used in connection with the Business, that (subject to Section 7.1(e) below) are specifically set forth on Schedule 2.1(c) (collectively, the “Customer Data”); and

(d) all rights of Seller under the leases of personal property that are set forth on Schedule 2.1(d) (the “Personal Property Leases”); and

(e) all of Seller’s right, title and interest in and to the non-pharmaceutical supply contracts and customer purchase orders of the Business for which goods have yet to be shipped on the Closing Date relating to the Business, all of which is set forth on Schedule 2.1(e) (the “Assigned Contracts”); and

(f) all office equipment, office supplies and office furniture used in connection with the Business and located at the Facility; and

(g) all rights of Seller relating to the Business with respect to leasehold improvements and fixtures located at the Facility.

2.2. Excluded Assets.

Seller is not selling, and Buyer is not purchasing and shall not acquire any right, title or interest of Seller in or to, any assets of Seller other than the Assets. The assets of Seller relating to the Business which will not be transferred to Buyer shall include, without limitation, the following assets of Seller (the “Excluded Assets”):

(a) all cash and cash equivalents in hand, in banks or in transit for the account of Seller and all marketable securities of Seller;

(b) Accounts Receivable;

(c) all inventory;

(d) all insurance policies maintained by Seller in respect of the Business;

(e) any prepaid items relating to insurance (casualty, employees and workers compensation), bid and performance bonds and letters of credit other than those related to Personal Property Leases, Assigned Contracts, and Transferred Approvals;

(f) Authorized Distribution Agreements;

(g) any stock or other equity interests in a subsidiary or other Person owned by Seller;

(h) vendor credits and chargebacks in favor of Seller;

(i) trademarks and tradenames and other intellectual property owned by Seller; and

(j) certain leasehold improvements and other fixtures and improvements to the Facility which are owned by the landlord under the Real Property Lease.

2.3. Method of Conveyance.

(a) Against payment of the Purchase Price described in Section 3.2, the Transfer by Seller of the Assets to Buyer in accordance with Section 2.1 shall be effected on the Closing Date by Seller’s execution and delivery of one or more bills of sale, assignments, and other instruments of conveyance and transfer, all of which are identified in Section 8.

(b) At the Closing, Seller shall Transfer to Buyer good and valid title to, and possession of, all Assets, free and clear of any and all Liens, and subject only to the Assumed Obligations.

(c) Buyer shall be responsible for and shall pay all transfer taxes, sales and use taxes, and documentary stamps (collectively, “Transfer Taxes”), payable by reason of the purchase and sale of the Assets hereunder or Buyer’s assumption of the Assumed Obligations hereunder.

2.4 Assumed Obligations.

At the Closing, Buyer shall, and Seller shall cause Buyer to, assume only all of the Liabilities and obligations of Seller relating to periods from and after the Closing Date (the “Assumed Obligations”) under:

(a) the Personal Property Leases and Assigned Contracts, which are specifically identified in Schedules 2.1(d) and (e), and are assigned to Buyer at Closing.

2.5. Excluded Obligations.

Other than the Assumed Obligations, Buyer shall not assume or be responsible for any Liabilities, including any obligations, debts or commitments, of Seller.

2.6. Lease Amendment; Sublease.

Seller and Becan Development, LLC (the “Landlord”) have, in anticipation of the Closing, entered into a written amendment to the Real Property Lease in the form attached hereto as Exhibit A providing, among other matters, for an initial term of five (5) years with two (2) successive five-year renewal options at Buyer’s option and a purchase option in favor of Buyer, exercisable not before the expiration of the third year of the initial five year term, at the property’s fair market value at the time of exercise of the option (the “Lease Amendment”). As of the Closing Date, Seller and Buyer shall enter into a written sublease of the Facility pursuant to which Seller shall sublease the Facility to Buyer under the terms of the Real Property Lease, so amended by the Lease Amendment (the “Sublease”), which Sublease shall be substantially in the form set forth on Exhibit B.

3. Purchase Price.

3.1 Purchase Price.

The aggregate consideration to be paid by Buyer to Seller for the Assets to be Transferred by Seller to Buyer pursuant to this Agreement, shall be the sum of (i) SIX HUNDRED FIFTY-FIVE THOUSAND AND NO/100 U.S. DOLLARS ($655,000), plus (ii) assumption of the Assumed Obligations, subject to the Holdback (the “Purchase Price”). As of the date hereof, Buyer is depositing with Seller the sum of Two Hundred Fifty Thousand US Dollars to be held pending, and which shall be credited against payment of the Purchase Price at, the Closing (the "Deposit"). To the extent that the Closing shall not occur within the period set forth in Section 9.1 or this Agreement is terminated pursuant to Section 12.15, Seller shall return the Deposit to Buyer within three (3) business days following Buyer's demand.

3.2. Payment of Purchase Price.

The Purchase Price shall be calculated and paid in the following manner:

At the Closing, Buyer shall pay to Seller, by wire transfer of immediately available funds to an account identified in writing by Seller to Buyer, a sum equal to $405,000, against which the Deposit shall be credited as having been paid to Seller. At the Closing, Buyer shall be entitled to withhold from the Purchase Price a sum equal to $250,000 (the "Holdback") until the satisfaction of the requirements and consummation of the transactions contemplated by Section 10.6.

4. Allocation of Purchase Price.

The Purchase Price shall be allocated among the Assets being purchased hereunder in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder. Such allocation shall be set forth on Exhibit C hereto.

5. Representations and Warranties of Seller.

Seller hereby represents and warrants to Buyer as follows:

5.1. Corporate Organization.

Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio. Seller has requisite corporate power and authority to own the Assets and carry on the Business as the same is now being conducted.

5.2. Authorization.

Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to carry out the transactions contemplated hereby. Seller has taken all necessary corporate action required by Law, Seller’s Certificate of Incorporation, as amended, By-Laws, as amended, or otherwise to be taken by Seller to authorize Seller’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been, and the instruments of transfer, assignment and conveyance, and other agreements, referred to in Section 8 will be, duly and validly executed and delivered by Seller, and this Agreement constitutes, and such instruments and other agreements will constitute, legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, except that such enforcement may be subject to: (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditor’s rights, and (b) general principles of equity.

5.3. No Violation.

Except as set forth in Section 5.3 of the Disclosure Schedule, neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby will violate any provision of the Certificate of Incorporation, as amended, or the By-Laws, as amended, of Seller, or be in conflict with, or constitute a material default under, or result in the termination or invalidity of, or accelerate the performance required by, or cause the acceleration of the maturity of any of the Assumed Obligations, or result in the creation or imposition of any Lien upon any of the Assets, whether under any agreement or commitment to be assumed by Buyer pursuant to this Agreement to which Seller is a party or by which Seller is bound or to which any of the Assets is subject or otherwise, or violate any Law of any Governmental Authority applicable to any of the Assets, or to the best of Seller’s knowledge, Seller.

5.4. Brokers and Finders.

Except as set forth in Section 5.4 of the Disclosure Schedule, no Person has been authorized by Seller, or by anyone acting on behalf of Seller, or any of its officers, directors, employees or trustees, to act as a broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement in such a manner as to give rise to any valid claim against Buyer or Seller for any broker’s or finder’s fee or commission or similar type of compensation and Seller shall be solely responsible for paying any broker’s, or finder’s fee or commission or similar type of compensation arising out of the matters described in Section 5.4 of the Disclosure Schedule.

5.5. Condition of Tangible Assets.

Except as set forth in Section 5.5 of the Disclosure Schedule, the Assets consisting of tangible personal property are in good working condition and good repair, ordinary wear and tear excepted, are suitable for immediate use in the Ordinary Course of Business and are free from latent and patent defects. No such item of tangible personal property is in need of repair or replacement other than as part of a routine maintenance in the Ordinary Course of Business. All Assets consisting of tangible personal property used in Seller’s Business are in the possession of Seller.

5.6. [Intentionally Omitted].

5.7. Absence of Specified Changes.

Except as set forth in Section 5.7 of the Disclosure Schedule, since December 2, 2005, there has not been (i) any material adverse change in the Business; (ii) any damage or destruction or property loss whether or not covered by insurance, materially and adversely affecting the Business or any of the Assets; (iii) any sale or other disposition of any of the Assets other than sales or dispositions made in the Ordinary Course; (iv) any entry by Seller into any material commitment or transaction with respect to the Business other than those commitments and transactions entered into in the Ordinary Course, or those contemplated by this Agreement; (v) any release or waiver of any material right or claim of Seller with respect to any of the Assets or the Business, (vi) any mortgage, pledge or imposition of a Lien or other encumbrance on any of the Assets.

5.8. Title to Assets; Encumbrances.

Except for the Personal Property Leases and as set forth on Section 5.8 of the Disclosure Schedule, Seller has good and marketable title to all of the Assets, free and clear of any mortgage, pledge, Lien, security interest, or other encumbrance. Seller has a valid leasehold interest in the Real Property Lease, except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate have not and would not reasonably be expected to interfere in any material respect with the use or occupancy thereof or any portion thereof in the operation of the Seller’s Business as currently conducted thereon.

5.9. Personal Property Leases.

(a) Except as set forth in Section 5.9 of the Disclosure Schedule, (i) each of the Personal Property Leases is valid, binding and enforceable in accordance with its terms, and is in full force and effect; and (ii) there are no existing material defaults on the part of Seller or, to the best of Seller’s knowledge, any other party under any Personal Property Lease.

(b) Seller’s interest in each of the Personal Property Leases is free and clear of all Liens or other encumbrances.

5.10. Contracts and Commitments.

Except as described on or referred to in Section 5.10 of the Disclosure Schedule,

(a) Seller is and has been in compliance with all applicable terms and requirements of each Assigned Contract,

(b) to the knowledge of Seller, each other Person that has or had any obligation or liability under any Assigned Contract is, and at all times during the term(s) of such Assigned Contracts, has been, in full compliance with all applicable terms and requirements of such contract,

(c)  no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a breach of, or give Seller or another Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Assigned Contract,

(d) no event has occurred or circumstance exists under or by virtue of any Assigned Contract that (with or without notice or lapse of time) would cause the creation of any Lien affecting any of the Assets.

5.11. Litigation, Judgments and Decrees.

(a) Except as set forth in Section 5.11 of the Disclosure Schedule and except for workers compensation claims in the Ordinary Course, there are no Actions (including Actions with respect to products liability), at law or in equity or both, by or before any Governmental Authority or government or arbitration tribunal, board, bureau, authority or commission pending or, to the best of Seller’s knowledge, threatened against Seller involving the Customers, any of the Assets or any of the Assumed Obligations, or that question or challenge the validity of this Agreement or any action taken or to be taken by Seller pursuant to this Agreement or in connection with the transactions contemplated hereby.

5.12. Consents and Approvals of Governmental Authorities and Others.

Except as set forth in Section 5.12 of the Disclosure Schedule, no Approval of, or notice to, any Governmental Authority or any other Person is required of Seller in connection with the execution, delivery and performance by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby.

5.13 Compliance With Law; Necessary Authorizations.

(a) In connection with the Business, Seller has, except as set forth in Section 5.13(a) of the Disclosure Schedule, in all material respects duly complied and is presently in all material respects duly complying with all applicable Laws, Approvals, judgments and decrees of all federal, state, local Governmental Authorities.

(b) Seller has duly obtained all material Approvals necessary for the conduct of the Business as conducted on or before the date hereof; each of the foregoing is in full force and effect.

5.14 Relationships with Customers.

The relationships of the Seller with each of its Customers are good commercial working relationships, and except as set forth on Section 5.14 of the Disclosure Schedule, none of the Customers has notified Seller that it has cancelled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with the Seller within the last six (6) months. Section 5.14 of the Disclosure Schedule sets forth the names of the twenty (20) largest Customers of Seller based on the net dollar value of purchases by such customers during the preceding twelve (12) months. Seller has not received any written notice that any such customer may cancel or otherwise materially and adversely modify its relationship with Seller or limit its purchases from Seller, either as a result of the transactions contemplated hereby or otherwise.

6. Representations and Warranties of Buyer.

Buyer represents and warrants to Seller as follows:

6.1. Organization.

Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. Buyer has full power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets as and in the places where such business is now conducted and where such properties and assets are now owned, leased or operated.

6.2. Authorization.

Buyer has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to carry out the transactions contemplated hereby. Buyer has taken all necessary action required by Law, Buyer’s Certificate of Incorporation or Bylaws or otherwise to be taken by Buyer to authorize Buyer’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of and upon Buyer enforceable against Buyer in accordance with its terms, except that such enforcement may be subject to: (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditor’s rights, and (b) general principles of equity.

6.3. No Violation.

Neither the execution and delivery of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby will violate any provision of the Certificate of Incorporation or Bylaws of Buyer, or be in conflict with, or give rise to a right to accelerate any obligation under, any agreement or instrument to which Buyer is a party or by which its assets are bound or affected, or violate any Law of any Governmental Authority applicable to Buyer.

6.4. Brokers and Finders.

No Person has been authorized by Buyer, or by anyone acting on behalf of Buyer, or any of its officers, partners, employees or trustees, to act as a broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement in such a manner as to give rise to any valid claim against Seller or Buyer for any broker’s or finder’s fee or commission or similar type of compensation and Buyer shall be solely responsible for paying any broker’s, or finder’s fee or commission or similar type of compensation arising out of the matters described in.

6.5. Consents and Approvals of Governmental Authorities and Others.

No Approval of, or notice to, any Governmental Authority or any other Person is required of Buyer in connection with the execution, delivery and performance by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.

7. Covenants Prior to Closing.

7.1 Seller’s Covenants.

Seller hereby covenants that, except as otherwise consented to in writing by Buyer, from and after the date hereof until the Closing or the earlier termination of this Agreement:

(a) Conduct of Business. Seller shall carry on the Business in the Ordinary Course and in the same manner as heretofore conducted; provided, however, that commencing as of the start of business on Tuesday, December 27, 2005, Seller shall permit Buyer to visit the Facility and conduct interviews of Seller’s employees in contemplation of Buyer’s potential hiring of such employees following the Closing and in accordance with Section 7.2(e). Seller will use commercially reasonable efforts consistent with past practice to preserve the Business and continue business relationships with suppliers, customers and others having business relations with Seller in connection with the operation of the Business.

(b) Cooperation. Seller shall use its best efforts to cause the transactions contemplated by this Agreement to be consummated as promptly as practicable in accordance with the terms and conditions hereof. Seller shall use its best efforts to prepare for and cause the transition, following the Closing, of existing distribution relationships with Customers (including the physical transition of Customer Data). Between the date of this Agreement and the Closing Date, Seller will (a) afford Buyer and its Representatives (collectively, “Buyer’s Advisors”) full and free access to the Facility and the Customer Date and reasonable access to Seller’s personnel, properties, contracts, books and records and other documents and data, in each case only to the extent related to the Assets and Assumed Obligations, and (b) furnish Buyer and Buyer’s Advisors with copies of all such contracts, books and records, and other existing documents and data related to the Assets and Assumed Obligations as Buyer may reasonably request.

(c) No Negotiations. Neither Seller nor any of its Representatives, shall, directly or indirectly, in any way contact, initiate, enter into or conduct any discussions or negotiations, or enter into any agreements, whether written or oral, with any Person with respect to the sale of all or any portion of the Assets other than the sale of inventory in the Ordinary Course without Buyer’s consent.

(d) Confidentiality. Seller agrees to hold confidential and not to disclose to any Person (i) that discussions have taken place regarding the sale of the Business or that this Agreement has been entered into, (ii) any proprietary information received from Buyer, or made available to Seller and its representatives by Buyer, relating to Buyer, the Business or the Assets, including, without limitation, all financial, business and operating information in whatever form or medium as such may exist (“Buyer Proprietary Information”). All such Buyer Proprietary Information shall be used by Seller only for the purpose of evaluating the transaction contemplated by this Agreement. In the event the transaction contemplated by this Agreement shall not occur for any reason, Seller will promptly upon request of Buyer return to Buyer all Buyer Proprietary Information as may be in the possession or control of Seller or its Representatives, and shall continue to be bound by the covenant of confidentiality set forth in this Section 7.1(d).

(e) Customer Information. Seller agrees that as of the date hereof it shall provide Buyer, in the form of Schedule 2.1(c), with an abridged list of Customers, listing only the name and address of each Customer (the “Preliminary Customer Data”), which list shall be supplemented as of the Closing by Seller’s delivery of all the Customer Data. Seller is providing the Preliminary Customer Data to Buyer on the date hereof in reliance on Buyer’s covenant to use such Preliminary Customer Data solely for purposes of assisting in the post-Closing transition in accordance with Section 7.2(f) and Buyer’s covenant to consummate the transactions proposed by this Agreement on the terms and conditions set forth herein.

7.2. Buyer’s Covenants.

Buyer hereby covenants that, except as otherwise consented to in writing by Seller, from and after the date hereof until the Closing or the earlier termination of this Agreement:

(a) Cooperation. Buyer shall use its best efforts to cause the transactions contemplated by this Agreement to be consummated as promptly as practicable in accordance with the terms and conditions hereof.

(b) Disclosure Regarding Buyer. Buyer shall, upon reasonable request, provide Seller with such information and documentation concerning Buyer as may be reasonably necessary for Seller to verify performance of and compliance with the representations, warranties, covenants and conditions of Buyer contained herein.

(c) Applications. Buyer shall promptly apply for, and shall use Buyer’s best efforts to obtain, all Approvals necessary for Buyer to consummate the transactions contemplated by this Agreement.

(d) Confidentiality. Buyer agrees to hold confidential and not to disclose to any Person (i) that discussions have taken place regarding the sale of the Business or that this Agreement has been entered into, (ii) any proprietary information received from Seller, or made available to Buyer and its representatives by Seller, relating to Seller, the Business or the Assets, including, without limitation, all financial, business and operating information (including, but not limited to, any information provided or obtained during the Buyer’s due diligence investigation of Seller and the Business, or otherwise obtained pursuant to Section 7.4 below) in whatever form or medium as such may exist (“Seller Proprietary Information”). All such Seller Proprietary Information shall be used by Buyer only for the purpose of evaluating the transaction contemplated by this Agreement. In the event the transaction contemplated by this Agreement shall not occur for any reason, Buyer will promptly upon request of Seller return to Seller all Seller Proprietary Information as may be in the possession or control of Buyer or its Representatives, and shall continue to be bound by the covenant of confidentiality set forth in this Section 7.2(d).

(e) Interview of Seller Employees. Notwithstanding the permission granted by Seller for Buyer to conduct interviews of Seller’s employees at the Facility commencing as of the start of business on Tuesday, December 27, 2005, in no event shall Buyer extend an offer of employment to any such employee of Seller, or accept any offer from any such employee to be employed by Buyer, until the Closing shall have occurred.

(f) Limited Use of Preliminary Customer Data. Buyer agrees to use the Preliminary Customer Data solely for purposes of assisting in the transition of the Business to Seller following the Closing, including, but not limited to, establishing routing information for the Customers for use following the Closing. Buyer covenants that prior to the Closing it shall not, without Seller’s prior written consent, use the Preliminary Customer Data for any purpose competitive with the Business of Seller, including, but not limited to, communicating directly or indirectly with the Customers using any method or medium. Buyer acknowledges that the Preliminary Customer Data is proprietary information of Seller and is of a special, unique, unusual and extraordinary character, which gives it a peculiar value, and that a breach by Buyer of the provisions of this Section 7.2(f) cannot reasonably or adequately be compensated in damages in an action at law; and such a breach of the provisions contained in this Section 7.2(f) shall cause Seller irreparable injury and damage. Buyer acknowledges that any use of the Preliminary Customer Data in violation of this Section 7.2(f) would be extremely detrimental to Seller. By reason thereof, Buyer agrees that Seller shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent a breach or curtail any breach or threatened breach of this Agreement by Buyer; provided, however, that no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or prohibition against the pursuing of other legal or equitable remedies in the event of such a breach.

7.3. Risk of Loss.

Prior to the Closing, the risk of loss or damage to, or destruction of, any or all of the Business or any or all of the Assets, other than as a result of Buyer’s acts or gross negligence, shall remain with Seller.

8. Conditions to Closing.

8.1. Conditions to Seller’s Obligations to Close.

The obligation of Seller to consummate and effect the sale of the Assets pursuant to this Agreement shall be subject to the following conditions, unless waived by Seller:

(a) Buyer shall have performed in all material respects all agreements, acts and covenants, and shall have satisfied in all material respects all conditions and obligations, required by this Agreement to be performed or satisfied by Buyer at or prior to the Closing, including making the deliveries required by Section 9.3.

(b) All of the representations and warranties of Buyer herein shall have been true and correct in all material respects on and as of the Closing Date as though made on, as of, and with reference to such date and Seller shall have received a certificate of Buyer dated the Closing Date to such effect signed by a duly authorized representative of Buyer.

(c) All Approvals required to be obtained by Buyer in connection with the sale of the Assets, including all clearances from all Governmental Authorities and any required approvals from Seller’s lender(s), shall have been obtained and will have been furnished to Buyer prior to the Closing.

(d) Buyer shall execute and deliver the Sublease.

8.2. Conditions to Buyer’s Obligation to Close.

The obligation of Buyer to consummate and effect the purchase of the Assets pursuant to this Agreement shall be subject to the following conditions, unless waived by Buyer:

(a) Seller shall have performed in all material respects all agreements, acts and covenants, and shall have satisfied, in all material respects, all conditions and obligations, required by this Agreement to be performed or satisfied by Seller at or prior to the Closing, including making the deliveries required by Section 9.2.

(b) All representations and warranties of Seller herein that are not qualified by reference to materiality shall have been true and correct in all material respects on and as of the Closing Date as though made on, as of and with reference to such date and all representations and warranties of Seller herein that are qualified by reference to materiality shall have been true and correct on and as of the Closing Date as though made on, as of and with reference to such date and Buyer shall have received a certificate of Seller dated the Closing Date to such effect signed by a duly authorized senior officer of Seller.

(c) All Approvals required to be obtained by Seller in connection with the sale of the Assets, including all clearances from all Governmental Authorities, shall have been obtained.

(d) Seller shall have executed and delivered to Buyer all documents necessary to convey effectively title to the Assets to Buyer as contemplated by this Agreement.

(e) All liens, encumbrances, claims against title, mortgages, and security interests of any type shall have been removed on all Assets.

(f) Seller shall execute and deliver the Sublease.

9. Closing.

9.1. Closing and Closing Date.

The delivery of title to the Assets and payment of the consideration in the manner contemplated by this Agreement (the “Closing”) shall take place as of 10:00 a.m. EST on December 27, 2005; or at such other time and date as may be mutually agreed upon by the parties, but in no event later than fifteen (15) days after the date hereof (the “Closing Date”), at the such other place(s) as may be mutually agreed upon by the parties.

9.2. Seller’s Closing Documents.

At the Closing, Seller will deliver to Buyer, in form and substance reasonably satisfactory to Buyer, (x) all consents and certificates required and obtained prior to the Closing under the Assigned Contracts; and (y) appropriate documents to effect or evidence the sale, conveyance, assignment and transfer to Buyer of the Assets as contemplated hereby and necessary to place Buyer, its officers, agents and employees in full possession and enjoyment of all Assets as contemplated hereby, including the following:

(a) a General Assignment and Bill of Sale, in the form attached hereto as Exhibit D.

(b) duly issued and valid titles to the Motor Vehicles, duly transferred to Buyer.

(c) copies of consents of the board of directors of Seller authorizing the execution and delivery of, and performance of Seller’s obligations under, this Agreement, certified by the Secretary or an Assistant Secretary of Seller.

(d) evidence of any Approval of any Governmental Authority or any other Person necessary in connection with this Agreement;

(e) Such other documents as Buyer shall reasonably request prior to the Closing.

9.3. Buyer’s Closing Documents.

At the Closing, Buyer will:

(a) Deliver to Seller the consideration described under Section 3.

(b) Duly and validly execute and deliver an Assumption Agreement, in the form attached hereto as Exhibit E, under which Buyer shall undertake to pay and fully discharge all Assumed Obligations.

(c) Furnish to Seller a copy of resolutions of Buyer’s board of directors authorizing the execution and delivery, and performance of each of Buyer’s obligations under this Agreement and copies of the Certificate of Incorporation and bylaws of Buyer as in effect on the Closing Date, certified by the Secretary of Buyer.

(d) such other documents as Seller shall reasonably request.

10. Post-Closing Covenants.

10.1. Consummation of Transactions: Further Assurances.

(a) Subject to the other provisions of this Agreement, each of the parties agrees to use its reasonable best efforts to bring about the satisfaction of the conditions required to be performed, fulfilled or complied with by it hereunder and to take or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable.

(b) In case at any time after the Closing any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, the appropriate party will take all such reasonable actions, including the execution and delivery of such further instruments and documents as may be reasonably requested by the other party or parties for such purposes or otherwise, to complete or perfect the transactions contemplated hereby. After the Closing, each of Buyer and Seller shall cooperate fully with the other and shall make available to the other and to any taxing authority all information, records or documents in its possession which are reasonably requested in connection with the preparation of any tax returns or in connection with any tax Liability of Seller for any period prior to or following the Closing, and otherwise shall cooperate in connection with all matters, including litigation and personnel matters, involved in the transfer of the Assets from Seller to Buyer.

(c) Buyer and Seller shall cooperate with each other in filing any necessary applications, reports or other documents with any Governmental Authorities (including federal, state or local taxing authorities as to the allocation of the Purchase Price to the Assets) having jurisdiction with respect to the transactions contemplated by this Agreement and in seeking any necessary consultation with, and favorable action by, any such Governmental Authorities. Additionally, Seller will provide to Buyer the use of, or at Buyer’s reasonable discretion will itself make use of, Seller’s controlled drug distribution license from the U.S. Drug Enforcement Agency with respect to the Facility until such time as Buyer is able to obtain such license with respect to the Facility.

10.2. Payments Due to Other Party.

Seller and Buyer agree that if subsequent to the Closing Date either of them shall receive any payment due to the other, each shall promptly remit the same to the other.

10.3. Post-Closing Access.

Buyer shall give Seller and its authorized representatives such reasonable access, during normal business hours and upon prior notice, to the records and other written information regarding the Business that Buyer purchased as part of the Assets, as Seller may reasonably request. Buyer shall store such Records for at least three (3) years after the Closing Date, and shall notify Seller prior to destruction thereof so that Seller may take possession of such items at Seller’s sole cost and expense.

10.4. Post-Closing Employment.

Buyer shall have no obligation to offer employment to any employees of the Seller, but shall have the right to offer employment to any employees of Seller who are in engaged in the Business. Buyer shall have no liability, and Seller shall be solely responsible for, any and all severance pay, back pay, vacation pay or bonuses owed by Seller to any Seller employee hired by Buyer. In the event Buyer does offer employment to any employees of Seller who are engaged in the Business, Buyer shall promptly notify Seller of all such employees who accept an offer of employment from Buyer.

Buyer shall have the obligation to offer and provide health care coverage to former Seller employees hired by Buyer in accordance with Buyer's existing plans, policies and practices for similarly situated employees of Buyer, including any obligations to provide health care continuation coverage under the provisions of Section 4980B of the Code (COBRA). Seller shall not have any obligation to offer or provide health care continuation coverage under COBRA to such employees hired by Buyer.

10.5 Customer Orders from and after the Closing.

Seller agrees that any orders received by Seller from Customers from and after the time of the Closing shall be considered orders placed with Buyer and Seller shall immediately provide Buyer with sufficient information as shall be necessary to permit Buyer to fill such orders and to invoice such Customers as if such orders had been placed directly with Buyer. Buyer agrees that it shall fill such orders and invoice such customers under such terms and conditions as Seller shall have offered to such ordering Customers. Any payments received by Seller with respect to orders placed as described in this Section 10.5 shall be subject to the provisions of Section 10.2.

10.5 Buyer Post-Closing Covenants

(a) Collection Efforts. Seller shall continue to collect the open Accounts Receivable from the date of Closing. Collection efforts shall include, but not be limited to, sending statements to customers, contacting customers, and directing payments to Seller’s lock boxes. For a period of one hundred eight (180) days following the Closing (the “Collection Period”), Buyer shall cooperate with Seller in its efforts to collect, for and on behalf of Seller, the open Accounts Receivable with respect to customers Buyer continues to serve following the Closing. Any payments received by Buyer, on Seller’s behalf, in respect of outstanding Accounts Receivable from a customer shall be deemed paid in respect of the oldest outstanding invoice owing from such customer or as otherwise directed by such customer, and, further, any such payments shall be held by Buyer in trust for Seller and shall not be redirected by Buyer. During the Collection Period, Buyer’s collection team shall cooperate and work closely with Seller’s collection team to maximize collections. During the Collection Period, Buyer’s collection team shall provide a report no less than twice each month detailing collection progress of the Accounts Receivable. Buyer shall remit to Seller any funds received directly from a customer applicable to the open Accounts Receivable for which the Buyer has collected, less a 2.5% fee thereon, on the 15th day of each calendar month (or the first prior business day if the 15th is not a business day) and the last business day or each calendar month. At the conclusion of the Collection Period, Buyer shall return to Seller any information regarding the remaining outstanding Accounts Receivable in Buyer’s possession and thereafter Seller may continue its own collection efforts with respect to such Accounts Receivable. During the Collection Period, and if so requested by Seller, Buyer shall permit Seller to occupy, on a month-to-month basis, one (1) to two (2) small offices at the Facility, at no cost to Seller, to facilitate collections by Seller on the Accounts Receivable.

(b) Short-Term Co-Occupation of Facility. For a period of fifteen (15) days following the Closing (or as may be extended by mutual agreement of Buyer and Seller), Buyer shall permit Seller to co-occupy the Facility for purposes of completing the transfer of Seller’s remaining Business operations to Seller’s corporate facilities and to allow for the distribution by Seller of any of its inventories, provided that such transition and distribution activities by Seller shall not unreasonably detract from Buyer’s ability to conduct its business operations at the Facility during such period. Seller shall use best efforts to remove all controlled substance inventory of Seller from the Facility promptly following Closing and in any event within such fifteen day period. Seller shall segregate its inventory from Buyer’s inventory. From and after such 15-day period, for an additional forty-five (45) days, Seller may store any remaining over-the-counter inventory separately within the Facility on such storage racking as Buyer shall direct. Additionally, to facilitate the removal and/or storage of Seller's remaining inventory, during such fifteen day period from and after the Closing Buyer shall, if requested by Seller, furnish to Seller the labor of such then-former employees of Seller as Buyer shall have employed, materials, tools, supplies and equipment reasonably necessary for such purposes. Seller shall pay to Buyer for such services at the then-applicable hourly rate for all such employees for each hour worked during such period.

10.6. Assignment and Assumption of Real Property Lease.

To the extent that the Landlord obtains the consent of the Pennsylvania Industrial Development Authority and National City Bank to the Lease Amendment and the assignment and assumption of the Real Property Lease between Seller and Buyer not more than sixty (60) days from and after the Closing Date, Seller shall be obligated to assign the Real Property Lease, as amended by the Lease Amendment, to Buyer, and Buyer shall be obligated to assume the Real Property Lease from Seller (which assignment and assumption shall be evidenced by an Assignment and Assumption of Lease in substantially the form of Exhibit F) and concurrent with such assignment and assumption, Buyer shall pay the Holdback to Seller by wire transfer of immediately available funds to an account identified in writing by Seller to Buyer.

11. Survival of Representations and Warranties; Indemnification.

11.1. Survival of Representations and Warranties.

All representations and warranties contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date.

11.2. Indemnification by Buyer.

Buyer agrees to indemnify, defend and hold harmless Seller from, against and in respect of any or all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, actions, damages, expenses, deficiencies or other charges (collectively “Losses”), asserted against, imposed upon or incurred by Seller, directly arising out of the breach of (i) any of the representations or warranties of Buyer made in or pursuant to this Agreement during the survival period set forth in Section 11.1, (ii) Buyer’s failure to perform any of the Assumed Obligations under Section 2.4 to the extent Seller’s liability therefore has not been satisfied, extinguished or substituted by Buyer or (iii) all Liabilities arising out of Buyer’s ownership and operation of the Assets following the Closing.

11.3. Buyer’s Maximum Liability.

Anything else contained in this Agreement to the contrary notwithstanding, the maximum liability of Buyer in the aggregate for all claims under this Section 11 shall not exceed One Hundred Thousand U.S. Dollars ($100,000).

11.4. Indemnification by Seller.

Seller agrees to indemnify, defend and hold harmless Buyer from, against and in respect of any and all Losses asserted against, imposed upon or incurred by Buyer, directly arising out of (i) the breach of any of the representations, warranties or covenants of Seller made in or pursuant to this Agreement during the survival period set forth in Section 11.1, (ii) all Excluded Obligations, or (iii) all Liabilities arising out of Seller’s ownership and operation of the Business prior to the Closing including, without limitation, with respect to Taxes, and (iv) any noncompliance with any bulk sale laws or fraudulent transfer law in respect of the contemplated transactions.

11.5. Seller’s Maximum Liability.

Anything else contained in this Agreement to the contrary notwithstanding, the maximum liability of Seller in the aggregate for all claims shall not exceed One Hundred Thousand U.S. Dollars ($100,000).

11.6. Indemnification Procedure.

(a) A party agreeing to indemnify against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party” and the other party claiming indemnity is referred to as the “Indemnified Party.”

(b) Whenever any claim or threatened claim shall arise for which indemnification may be sought hereunder, the Indemnified Party shall notify the Indemnifying Party in writing promptly after the Indemnified Party has actual knowledge of such claims and the acts constituting the basis for such claim or threatened claim (the “Notice of Claim”), provided, however, that the omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any Liability which the Indemnifying Party may have to the Indemnified Party otherwise than under this Section 11, or from any Liability under this Section 11 except to the extent and solely to the extent that the Indemnifying Party is prejudiced as a result of the failure to give such notice promptly. The Notice of Claim shall specify all material facts known to the Indemnified Party giving rise to such indemnification claim and the amount or an estimate of the amount of the Liability arising therefrom.

(c) If the facts giving rise to any such indemnification shall involve any actual, threatened or possible claim or demand by any Person against the Indemnified Party, the Indemnifying Party shall be entitled to assume control of the defense of any Action (without prejudice to the right of the Indemnified Party to participate at its expense through counsel of its choice) to contest, defend, compromise or settle (without imposing any Liability or obligation on the Indemnified Party) such claim at the Indemnifying Party’s expense and through counsel of its choice, so long as the Indemnifying Party gives written notice to the Indemnified Party within thirty (30) days after receipt of the Notice of Claim of its intention to do so. The Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to such matter and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate hereof.

(d) No tax effect of any claim (such as that a loss or damage for which indemnification is sought may be tax deductible or Seller’s payment to Buyer therefor may be income to Buyer or vice versa) shall be given consideration in determining the Indemnified Party’s loss or damage in respect of which any claim for indemnification may be made under this Agreement.

(e) In the event of payment by an Indemnifying Party to the Indemnified Party as contemplated in this Section 11 the Indemnifying Party shall be subrogated to and shall stand in the place of the Indemnified Party as to any events or circumstances in respect of which the Indemnified Party may have any right or claim against any third party relating to such event giving rise to the claim for which the Indemnifying Party shall have made payment to the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party in any reasonable manner in prosecuting any such subrogated right or claim.

11.7. Remedies Exclusive.

This Section 11 sets forth the exclusive and entire post-closing remedy of the Parties against one another in respect to any Losses or claims arising out of or related to the transactions contemplated by this Agreement and the limitations contained in this Section 11 apply to all claims, actions and Losses covered in substance by this Section 11, regardless of form, whether based on contract, tort, statute or any other theory or basis of liability, and whether of a legal, equitable or other nature.

11.8. Successors.

The merger, consolidation, liquidation, dissolution or winding up of, or any similar transaction with respect to, the Indemnifying Party shall not affect in any manner the obligations of the Indemnifying Party pursuant to this Section 11 or any other term or provision of this Agreement, and the Indemnifying Party covenants and agrees to make adequate provision for its Liabilities and obligations hereunder in the event of any such transaction.

12. Miscellaneous Provisions.

12.1. Public Announcements.

Except as required by applicable Law, judicial order or stock exchange rule, none of the parties hereto, any of their respective affiliates, successors or assigns, or any of the Representatives of any of them shall issue any press release or make any public announcement or disclosure with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party or parties hereto, which consent shall not be unreasonably withheld or delayed. Neither party hereto nor any of its Representatives will, without the prior written consent of the other party, disclose to any other Person any information that has been made available in connection with this Agreement (other than information which has been published or made publicly available other than by unauthorized disclosure of a party).

12.2. Dispute Resolution.

Buyer and Seller agree to submit any disputes arising under this Agreement to an arbitration panel conducting a binding arbitration in Hartford, Connecticut, in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date of such arbitration, and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. The award of the arbitrators shall be final and shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issue or accounting presented to the arbitration panel. The parties hereto further agree that the arbitration panel shall consist of one (1) person mutually acceptable to Buyer and Seller, provided that if the parties cannot agree on an arbitrator within fifteen (15) days of filing a notice of arbitration, the arbitration panel shall consist of three (3) persons, one selected by the Buyer, one selected by Seller and one selected by the arbitrators so selected by the parties hereto, or if the parties hereto cannot agree, selected by the manager of the principal office of the American Arbitration Association in Hartford, Connecticut. All fees and expenses of the arbitration, including a transcript if either party requests, shall be borne equally by the parties. Any action to enforce or vacate the arbitrator’s award shall be governed by the Federal Arbitration Act, if applicable, and otherwise by applicable state law. If either Buyer or Seller pursues any claim, dispute or controversy against the other in a proceeding other than the arbitration provided for herein, the responding party shall be entitled to dismissal or injunctive relief regarding such action and recovery of all costs, losses and attorney’s fees related to such action.

12.3. Construction.

Unless the context of this Agreement otherwise clearly requires, references to the plural include the singular, references to the singular include the plural, references to any gender include the other genders, the terms “include” or “including” are not limiting and has the respective inclusive meaning represented by the phrases “include without limitation” and “including without limitation;” and the term “or” has the inclusive meaning represented by the phrase “and/or.” The terms “hereof,”“herein,”“hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. All Section, clause, Exhibit and Schedule references herein are to this Agreement unless otherwise specified. The terms “warrant” and “warranty” shall have the same meanings, respectively, as “represent” and “representation” and shall not impose on any Person any obligation to maintain a particular set of facts or conditions.

12.4. Amendment.

Neither this Agreement, nor any of the terms or provisions hereof, may be amended, modified, supplemented or waived except by a written instrument signed by all of the parties hereto (or, in the case of a waiver, by the party or parties granting such waiver).

12.5. Waiver of Compliance.

Any failure of Seller, on the one hand, or Buyer, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by an authorized officer of Buyer or Seller, respectively, but such waiver or failure to insist upon strict compliance with any such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

12.6. Expenses.

Whether or not the transactions contemplated by this Agreement are consummated, each of the parties hereto shall pay the fees and expenses of their own respective counsel, accountants and other experts, and each shall pay all other expenses it incurs incident to the negotiation, preparation, execution and consummation of this Agreement. The provisions of this Section 12.6. shall survive any termination of this Agreement.

12.7. Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) upon delivery if delivered by hand; (ii) upon receipt if mailed by express, certified or registered mail, with postage prepaid, in the continental United States; or (iii) upon receipt if sent by a nationally recognized overnight courier service that regularly maintains records of items picked up and delivered;

If to Seller:	Edgardo A. Mercadante, R.Ph. President and CEO DrugMax, Inc. 312 Farmington Avenue Farmington, CT 06032 Fax: (860) 679-9337

with a copy to:	John B. Lynch, Jr., Esq. Robinson & Cole LLP 280 Trumbull Street Hartford, CT 06103-3597 Fax: 860-275-8299

or to such other Person or address as Seller shall furnish to Buyer in writing.

If to Buyer:	Rochester Drug Cooperative, Inc. 50 Jet View Drive Rochester, New York 14624 Attn: Lawrence F. Doud III

with a copy to:	Peter S. Russ, Esq. Buchanan Ingersoll PC One Oxford Centre 301 Grant Street, 20th Fl Pittsburgh, PA 15219 Fax: (412) 562-1041

or to such other Person or address as Buyer shall furnish to Seller in writing.

12.8. Binding Effect; Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective administrators, legal representatives, successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or assignable by any of the parties hereto without the prior written consent of the other party. Any attempted assignment in violation of this Agreement shall be null and void.

12.9. Governing Law.

This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Connecticut, without regard to its principles of conflict or choice of Law.

12.10. Counterparts.

This Agreement may be executed in two or more counterparts (including by way of facsimile), each of which shall be deemed an original, but all of which together shall constitute the same instrument.

12.11. Headings.

The headings of the sections of this Agreement are inserted for convenience only and shall not constitute a part or affect in any way the meaning or interpretation of this Agreement.

12.12. Entire Agreement.

(a) This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements, promises, letters of intent, covenants, arrangements, communications, representations or warranties, whether oral or written, by any party hereto or by any officer, director or affiliate of any party hereto.

(b) All Exhibits attached hereto, the Disclosure Schedule, any exhibits thereto and all certificates, documents and other instruments delivered or to be delivered pursuant to the terms hereof are hereby expressly made a part of this Agreement as fully as though set forth herein, and all references herein to the terms “this Agreement,”“hereunder,”“herein,”“hereby” or “hereto” shall be deemed to refer to this Agreement and to all such writings.

12.13. Third Parties.

Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or give to any Person other than the parties hereto, and their respective affiliates, successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

12.14. Severability.

The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, and, if any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed to most closely effectuate the intentions of the parties and to be valid.

12.15. Termination.

(a) This Agreement may be terminated at any time prior to the Closing by mutual written consent of Seller and Buyer.

(b) If this Agreement is terminated as provided herein: (i) each party will redeliver all documents, work papers and other material of the other party or parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same; (ii) no information received by any party hereto with respect to the business of the other party or their affiliated companies (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed or available as public information with any Governmental Authority) shall at any time be used for the advantage of, or disclosed to third parties, by such party for any reason whatsoever; and (iii) no party shall have any Liability or further obligation to any other party to this Agreement except as provided by this Section 12.15.

THE NEXT PAGE IS THE SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto here executed, or caused to be executed, this Agreement on the date first written above.

SELLER:

VALLEY DRUG COMPANY

By	/s/ Edgardo A. Mercadante
Name: Edgardo A. Mercadante
Title: President & CEO

BUYER:

ROCHESTER DRUG COOPERATIVE, INC.

By	/s/ Lawrence F. Doud III
Name: Lawrence F. Doud III
Title: CEO

Exhibit 10.2

EXECUTION FORM

AMENDMENT NO. 1 TO LEASE

THIS AMENDMENT NO. 1 TO LEASE (this “Agreement”) is dated and effective as of December 21, 2005, by and between VALLEY DRUG COMPANY, an Ohio corporation with its principal place of business in New Castle, Pennsylvania (“Tenant”), and BECAN DEVELOPMENT LLC, a Pennsylvania limited liability company (“Landlord”).

WHEREAS, Tenant and Landlord are parties to a Commercial Lease dated January 1, 2004 (the “Lease”), with respect to Tenant’s distribution facility located at 209 Green Ridge Road, New Castle, Pennsylvania (the “Facility”); and

WHEREAS, Tenant and Landlord have agreed to certain modifications to the Lease to become effective upon the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1. Amendments to Lease. The parties agree that, effective as of the date hereof, the Lease shall be amended as follows:

(a) Section 2 of the Lease is hereby amended and restated as follows:

“2. PREMISES. Landlord hereby leases to Tenant and Tenant leases from Landlord upon all of the conditions set forth herein, that certain real property situated at 209 Green Ridge Road, New Castle, PA, 16105, and described as a 45,000 square foot building as described in Exhibit “A” attached hereto and made a part hereof. Said real property, including the land, all improvements thereon and all fixtures purchased and installed thereon by Landlord, is herein called the “Property”“.

(b) Section 3.1 of the Lease is hereby amended and restated as follows:

“3.1 Initial Term; Renewal Terms. The initial term hereof shall be for five (5) years commencing on December 21, 2005 (the “Initial Term”), unless terminated sooner pursuant to any provision hereof. The Tenant shall have the right to extend the term of this Lease for two (2) consecutive five-year renewal terms (collectively, the “Renewal Term”) by sending written notice of its election to renew to Landlord not later than six (6) months prior to the end of the then existing term of the Lease.”

(c) The following new Section 48 is hereby added to the Lease:

“48. Purchase Option. The Tenant shall have the option, exercisable at any time on or after December 21, 2008, to purchase the Property from the Landlord. The Tenant shall exercise the purchase option by sending written notice of its election to purchase to Landlord. The notice of election to purchase shall specify a closing date for the purchase and sale which closing date shall be not less than sixty (60) nor more than ninety (90) days from the date of the notice of purchase. The purchase price shall be the “fair market value” of the Property determined as set forth below. The purchase price shall be paid in full in immediately available funds at closing. The closing shall be conducted, and all closing adjustments shall be made in accordance with, the local customs for commercial real estate transactions in New Castle, Pennsylvania.

The “fair market value” of the Property shall be determined as follows: Within ten (10) days of the exercise of the purchase option by Tenant, each of Landlord and Tenant shall engage, at its own expense, a licensed independent appraiser experienced in commercial real estate appraisals. Such appraisers shall conduct appraisals of the Property to be completed within thirty (30) days of their engagement. Upon receipt of the appraisals, the Landlord and Tenant shall share with one another the appraisal reports. In the event the fair market value of the Property as determined by Landlord’s and Tenant’s independent appraisers does not vary by more than ten percent (10%) of the lower of the appraised fair market values, the fair market value for purposes of this Lease shall be the average of the two appraised values. In the event the fair market value of the Property as determined by Landlord’s and Tenant’s independent appraisers varies by more than ten percent (10%) of the lower of the appraised fair market values, then both appraisals shall be disregarded and the two independent appraisers shall appoint a third independent appraiser to determine the appraised fair market value of the Property. The fair market value as determined by the third appraiser shall be binding upon Landlord and Tenant. The expenses of the third appraiser shall be borne equally by Landlord and Tenant.”

(d) The following new Section 49 is hereby added to the Lease:

“49. Right of First Refusal. Tenant shall have a right of first refusal to purchase the Property upon the terms and subject to the conditions set forth herein. In the event that Landlord receives a bona fide offer from a third-party (the “Buyer Party”) to purchase the Property, and prior to its acceptance of any such bona fide offer, the Landlord shall promptly (but in any event within five (5) business days) notify Tenant in writing of such offer, including but not limited to: (i) the amount and the form of consideration proposed to be paid by the Buyer Party for the Property, (ii) the proposed closing date for such purchase and sale of the Property, and (iii) any material conditions to the closing of the purchase and sale of the Property (the “Sale Notice”). Within ten (10) business days from receipt of the Sale Notice, Tenant shall inform Landlord in writing of its desire to purchase the Property on terms and conditions identical to those offered by the Buyer Party and described in the Sale Notice (the “Purchase Notice”). In the event that Tenant delivers a Purchase Notice to Landlord within the ten-day period, Landlord shall be obligated to sell the Property to the Tenant upon the terms and subject to the conditions described in the Sale Notice, and Landlord shall promptly decline the offer from the Buyer Party. Notwithstanding the foregoing, nothing herein is intended to or shall prohibit a transfer of membership interests between the members of Landlord without first offering such membership interests to Tenant.

In the event that Tenant fails to deliver a Purchase Notice within such ten-day period, or in the event Tenant sooner notifies Landlord in writing that it does not desire to purchase the Property on the terms set forth in the Sale Notice, Landlord may proceed without further restriction to sell the Property to the Buyer Party on the terms and conditions set forth in the Sale Notice; provided, that such Buyer Party shall purchase the Property subject to this Lease, which shall remain in full force and effect in accordance with the terms hereof, except that the purchase option granted to Tenant by Landlord pursuant to Section 48 and the right of first refusal granted to Tenant by Landlord in this Section 49 shall automatically be extinguished and terminated.”

2. Consent to Assignment. Landlord hereby acknowledges that Tenant is party to a certain Asset Purchase Agreement, dated as of the date hereof, with Rochester Drug Cooperative, Inc., a New York corporation (“RDC”), for the sale of certain of Tenant’s assets to RDC (the “Purchase Agreement”). Landlord further acknowledges that following the closing of the transactions contemplated by the Purchase Agreement, Tenant shall sublease the Facility to RDC on the same terms and conditions as are set forth in the Lease (as amended hereby) so that RDC may conduct certain business operations from the Facility. Landlord further acknowledges that it is the intention of Tenant and RDC that, upon the satisfaction of certain conditions set forth in the Purchase Agreement, Tenant shall assign the Lease (as amended hereby) to RDC, and RDC shall assume the Lease from Tenant, and the sublease of the Facility shall then be terminated (the “Lease Assignment”). Landlord consents to the sublease and the Lease Assignment, and in furtherance thereof Landlord hereby covenants and agrees to use best efforts to obtain, within sixty (60) days from the date hereof, the written consent of The Pennsylvania Industrial Development Authority (or any successor thereto, “PIDA”) and National City Bank (the “Bank”) to the Lease Assignment and this Agreement. Tenant shall cooperate with Landlord and use its own reasonable efforts to assist Landlord in obtaining the necessary consents from PIDA and the Bank.

3. No Other Changes. Except as expressly provided in this Agreement, the Lease shall remain in full force and effect.

4. Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or assignable by either of the parties hereto without the prior written consent of the other party (except as contemplated by the Lease Assignment). Any assignment in violation of this Agreement shall be null and void.

5. Governing Law; Counterparts. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without regard to its principles of conflict or choice of law. This instrument may be executed in two or more counterparts, including by way of facsimile, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Amendment No. 1 to Lease to be duly executed and delivered on their behalf by their duly authorized representatives as of the day and date first above written.

TENANT:

VALLEY DRUG COMPANY

By:	/s/ Edgardo A. Mercadante
Name: Edgardo A. Mercadante
Title: President & CEO

LANDLORD:

BECAN DEVELOPMENT LLC

By:	/s/ Philip Laird
Name: Philip Laird
Title:

Exhibit 10.3

EXECUTION FORM

SUBLEASE

THIS SUBLEASE (as it may be amended from time to time, this “Agreement”) is dated as of December 21, 2005, by and between VALLEY DRUG COMPANY, an Ohio corporation with its principal place of business in New Castle, Pennsylvania (“Sublandlord”), ROCHESTER DRUG COOPERATIVE, INC., a New York corporation with its principal place of business in Rochester, New York (“Subtenant”), and BECAN DEVELOPMENT LLC, a Pennsylvania limited liability company (“Landlord”), in connection with that certain Asset Purchase Agreement, dated as of December 21, 2005, by and between Subtenant and Sublandlord (the “Purchase Agreement”). This Agreement shall be deemed to be effective as of the Closing Date as defined in the Purchase Agreement.

WHEREAS, Sublandlord and Landlord are parties to a Commercial Lease dated January 1, 2004, as amended by Amendment No. 1 to Lease dated December 21, 2005 (as amended, the “Lease”), with respect to Seller’s distribution facility located at 209 Green Ridge Road, New Castle, Pennsylvania (the “Facility”); and

WHEREAS, Subtenant and Sublandlord have entered into the Purchase Agreement for the purchase and sale of Sublandlord’s wholesale pharmaceutical products distribution business, and following the Closing Date the Subtenant desires to occupy and conduct certain business operations from the Facility; and

WHEREAS, pursuant to the terms of the Purchase Agreement, Sublandlord has agreed to sublease to Subtenant all of Sublandlord’s rights to the Facility as tenant under the Lease; and

WHEREAS, pursuant to the terms of the Purchase Agreement, Subtenant has agreed to sublease Sublandlord’s obligations and liabilities as tenant under the Lease.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1. Sublease. Sublandlord, for itself, its successors and assigns, hereby subleases to Sublandlord all of Sublandlord’s right, title and interest as tenant in and to the Lease and Subtenant hereby agrees to sublease from Sublandlord, and to perform in accordance with the Lease, all of Sublandlord’s right, title and interest as tenant under the Lease. Landlord acknowledges and consents to the sublease evidenced by this Agreement.

2. Lack of Consent to Assignment; Indemnity. Sublandlord and Subtenant acknowledge and understand that the sublease evidenced by this Agreement is prohibited without the prior consent of The Pennsylvania Industrial Development Authority (including any successor entity thereto, “PIDA”) and National City Bank (the “Bank”). Sublandlord and Subtenant further acknowledge that the consents of PIDA and the Bank to this Agreement have not been obtained as of the date hereof, but that Sublandlord and Landlord are cooperating to obtain such consents. Notwithstanding the lack of such consents, Sublandlord and Subtenant desire to enter into this Agreement. In consideration of Subtenant’s agreement to sublease from Sublandlord, and to perform in accordance with the Lease, all of Sublandlord’s right, title and interest as tenant under the Lease, Sublandlord agrees to indemnify, defend and hold Subtenant harmless from, against and in respect of any and all Losses (as defined in the Purchase Agreement) asserted against, imposed upon or incurred by Subtenant, directly arising out of claims by PIDA and/or the Bank related to the sublease of the Facility by Sublandlord to Subtenant, as evidenced by this Agreement, without the prior consent of PIDA or the Bank. This indemnity granted by Sublandlord to Subtenant hereunder is the exclusive and entire remedy of Subtenant against Sublandlord in respect of any Losses or claims arising out of or related to the sublease contemplated by this Agreement. Any claim for indemnification hereunder shall be subject to the indemnification procedure set forth in Section 11.6 of the Purchase Agreement, which is incorporated herein by reference.

3. Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or assignable by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of this Agreement shall be null and void.

4. Governing Law; Counterparts. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without regard to its principles of conflict or choice of law. This instrument may be executed in two or more counterparts, including by way of facsimile, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Agreement to be duly executed and delivered on their behalf by their duly authorized representatives as of the day and date first above written.

SUBLANDLORD:

VALLEY DRUG COMPANY

By:	/s/ Edgardo A. Mercandante
Name: Edgardo A. Mercandante
Title: President & CEO

SUBTENANT:

ROCHESTER DRUG COOPERATIVE, INC.

By:	/s/ Laurence F. Doud III
Name: Laurence F. Doud III
Title: CEO

LANDLORD:

BECAN DEVELOPMENT LLC

By:	/s/ Philip Laird
Name: Philip Laird
Title: